Dyadic International, Inc.
140 Intracoastal Pointe Drive
Suite 404
Jupiter, Florida 33477

August 21, 2020
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Chris Edwards

Re:	Dyadic International, Inc.
Registration Statement on Form S-3 (Registration No. 333-245687)

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-245687) (the “Registration Statement”) of Dyadic International, Inc. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 25, 2020, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Cahill Gordon & Reindel LLP, by calling Kimberly C. Petillo-Decossard at (212) 701-3265.
If you have any questions regarding the foregoing, please do not hesitate to contact Kimberly C. Petillo-Decossard of Cahill Gordon & Reindel LLP at (212) 701-3265. Thank you in advance for your consideration.

Very truly yours,
Dyadic International, Inc.
By: /s/ Mark Emalfarb
Name: Mark Emalfarb
Title: Chief Executive Officer

cc:  Kimberly C. Petillo-Decossard, Cahill Gordon & Reindel LLP